9/5 -

04035112

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citigold Corporation Ltd.

*CURRENT ADDRESS ~~Suite~~ 19 Lang Parade
Milton Queensland 4064
Australia

**FORMER NAME Charters Towers Gold Mines Ltd.

**NEW ADDRESS

FILE NO. 82- 4493 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

OICF/BY: EBS
DAT : 6/30/04

ARIS 6-30-02



CHARTERS TOWERS GOLD

Annual Report 2002

Contents



Cover Photo: Microscope photograph of Charters Towers gold bearing ore, showing gold metal deposited along grain boundaries and fractures.

This makes the gold free-milling and amenable to easy extraction.

Contacts

Corporate & Registered Office

19 Lang Parade

PO Box 1909

Milton Qld 4064 Australia

Telephone: +61 7 3870 8000

Facsimile: +61 7 3870 8111

Email: info@ctgold.com.au

Charters Towers Mine Site

Clermont Highway

PO Box 414

Charters Towers Qld 4820 Australia

Telephone: +61 7 4787 8300

Facsimile: +61 7 4787 8600

Stock Exchange Listing

Australian Stock Exchange

Code: CTO

Web Site

www.ctgold.com.au

Share Registry

Computershare Investor Services

Level 27, 345 Queen Street

Brisbane Qld 4000

Telephone: 1300 552 270

Auditor

Court & Co.

Level 29, 264 George Street

Sydney NSW 2000

A message from the Chairman:



Dear Shareholder

This year has been an exciting and expansive time for the company, with continued intensive research and site development, significant gold resource findings and corporate development. All are accelerating our progress towards a bright new future for Charters Towers Gold Mines.

We recently released a report, compiled by our technical staff, which reveals our 15 million ounces of gold resource potential and explains the Gold Production Plan to reach our goal of 250,000 ounces per annum production rate. The Executive Summary can be found on page three, and the Gold Production Plan, in full, viewed on our website.

The Company has acquired an additional 11 mineral tenement exploration rights and has had encouraging results from exploration showing promising new gold anomalies.

In accordance with the Gold Production Plan we will be resuming gold mining in 2003 and extending the Central Decline to the main ore zones.

During the year we expanded our corporate team with not only the appointment of Greg Barns, former CEO of the Australian Gold Council as a Director, but with the addition of leading professional chartered geologist Christopher Towsey as General Manager, Mining & Exploration and Corporate Accountant Richard Russell to our staff.

The first stage of the Brilliant Gold Reef Project diamond drilling program has been completed and the Project is proceeding into the next exploration stage. A detailed report prepared by the Project Co-ordinator can be found on page seven of this Annual Report.

The Company is investigating innovative ways to move to gold production, including the formation of alliances with major companies interested in developing the giant potential of the goldfield. Any alliances formed will be for the purpose of ensuring swift development of the mines outlined in the Gold Production Plan.

To maximise our exposure globally, we have constructed a new website. As an invaluable source of investment and gold-related information, we are going to keep you, and the rest of the world, informed, with a comprehensive and up-to-date presence on the world wide web. Regularly log on to www.ctgold.com.au for the "Latest News".

I look forward to leading the Company into this exciting new phase in its development.

Yours sincerely

John Joseph Foley *BD, LLB, BL (Dub)*
Chairman
Charters Towers Gold Mines Limited

23rd October 2002

Corporate

- Asset Growth
- Former Australian Gold Council CEO joins Board
- Corporate team expands
- Director appointments in industry Councils
- New corporate office

Asset Growth

Independent assessment of CTGM's mining assets including mineral tenements, plant & equipment and capitalised exploration and development expenditure shows a gross growth in the value of our mining assets of 20.6% to $51,441,078. This growth, despite writing off our technology investment to zero, resulted in a growth in net assets to $44,191,763.

Greg Barns joins Board

In January 2002, the Board appointed well-known dynamic former CEO of the Australian Gold Council, Mr Greg Barns as a non-executive director of the Company. Greg joins the Company with an extensive knowledge of the gold industry and a good working knowledge of CTGM.

Corporate Team Expanded

In July 2002, Mr. Chris Towsey, MSc (Syd), BSc (Hons), Dip Ed, FAIMM, MMICA, MSME, a Chartered Professional Geologist, brought over 25 years of corporate and operational experience in the mining industry to the Charters Towers Group. He has worked with BHP Minerals Exploration, Mount Isa Mines Limited, Emperor Mines (Fiji), Century Drilling and the National Occupational Safety Association Limited (NOSA). While with Emperor Mines, he served as Chief Geologist and Manager of Exploration, lifting the company's gold resources to three million ounces. Emperor won the prestigious Australian Institute of Mining and Metallurgy Ore Reserve Reporting Award, assessed in accordance with the JORC code during this time.

Mr Richard Russell, CA MSc, University of Wales was appointed Corporate Accountant. He has been a member of the Institute of Chartered Accountants in England and Wales since 1992 and a member of the Australian Institute of Chartered Accountants since 1998. He has held several positions as Group Accountant and Financial Controller with listed and unlisted companies since moving to Australia, including the position of Group Systems Accountant with the private company Devereaux Holdings, which had a group turnover of about $500 million at that time.



Industry Involvement

Charters Towers Gold Mines continues to expand its profile within the mining industry with two prominent appointments. In April 2001 CTGM Chairman John Foley was appointed a Director of the Australian Gold Council and in November 2001 Managing Director Mark Lynch was appointed a Director of the Queensland Mining Council.

New Corporate Office

In July 2002, the head office of CTGM moved into larger premises in the Brisbane suburb of Milton, in a building owned by the Reserve Bank of Australia. The move has achieved considerable savings on office service costs, a substantially reduced rent and the opportunity to upgrade the computer-based communications network.

In addition to our newly designed website, we are creating an extensive database of e-mail addresses so that information can be distributed "as it happens".

Gold Production Plan

The Charters Towers Gold Mines Gold Production Plan (GPP) was developed by CTGM's technical team, led by recently-appointed General Manager, Mining & Exploration, Mr Chris Towsey. A chartered professional geologist and highly experienced in gold reef systems, he has confirmed that the plan is based on sound geological reasoning, extrapolation of known resources, 145km of drilling, and historically-proven payabilities.

The plan outlines the strategy which CTGM proposes to adopt to take gold production to 250 000 ounces per year over a five-year exploration, development and production period, and to maintain this production level for 30 years, to produce a minimum of 6.8 million ounces of gold.

The Gold Production Plan has the following features:

• Gold resource potential	15 million ounces
• Total planned gold production	6.8 million ounces
• Gold production rate	250 000 ounces per year
• Life of operation	30 years
• NPV of project at discount rate of 12% (excluding cost of capital & taxation)	US$241 million
• Internal Rate of Return	60.9%
• Gold production cost	US$115/ounce
• Development time - initial production	6 months
- full production	5 years
• Head grade to process plant	13g/t
• Capital requirements	US$80M over 5 years
• Maximum negative cash position	US$32M in Year 2
• Life of mine capital costs equate to	US$19/ounce recovered
• Life of project total revenues	US$2222 million
• Cash flow surplus	US$1304 million (undiscounted)
• Gold price	US$325/ounce

- Figures in US$ to align to international market @ US$0.53/A$
- Operating costs amongst lowest in industry
- Positions CTGM in top 10 Australian Gold Producers
- CTGM controls 100% of Australia's richest major goldfield
- Gold process plant and mine infrastructure in place (A$49 million in assets)
- Project risks relatively low - successful trial mining and gold production, established operating and capital costs, sound environmental performance

The resource potential at Charters Towers is estimated to be 15 million ounces of gold. The estimation of mineralisation containing the gold has been extended to a vertical depth of 2000 metres based on a similar grade and payability to past production. This figure is based on sound geological reasoning, extrapolation of known resources, mineralisation, geological structures and historical payabilities in these assessments carried out by specialist geologists and consultants.

The figures are a guide to the Directors for future investment, cash flow planning and full development of the Project. All infrastructure necessary to begin processing the ore and contain the tailings is in place. Ore will initially be processed through a plant with 340 000 tonnes per annum capacity located 5km south of Charters Towers. The plant has produced 38,000 ounces of gold from trial mining. A tailings dam has been constructed and approved.

Development of the Charters Towers Gold Project will proceed through the development of up to five new mines within the project area. The new mines will be in joint ventures to bring each of the areas into gold production most expeditiously. The joint ventures, operating under uniform project management, will ensure the benefits of economies of scale. Infrastructure will be shared within an overall large scale 250 000 ounces per annum mining project. The first four scheduled new mines will provide the required full production. The names of the initial four mines will be the Brilliant, Sunburst, GoldTec and Warrior. The development of a fifth mine would take the production to over 250 000 ounces per annum. This document addresses the initial four mines.

To access ore in the new Brilliant and Sunburst Mines, the existing Central Decline will be extended 400 metres vertically, from the current 238 metre depth, to 638 metres below surface. This extension will be 2.8 km in length at a gradient of one in seven. The decline will intersect existing vertical shafts at approximately one kilometre intervals to supply fresh air. Once the ore has been accessed, four levels will be driven at 30 metre intervals down-dip for one kilometre along the strike. Rises developed in the ore at regular intervals along strike will block out 20 metre x 30 metre stoping panels.

US$80M is required over the first four years to sequentially bring the four new underground mines into production, feeding the one processing plant.

Gold production will commence after six months' development, initially producing 10 000 ounces in the last six months of Year 1 and building up to 250 000 ounces per annum in Year 5. Gold production costs are estimated at US$115 per ounce of gold recovered. Total life of mine capital of US$132M includes an allowance of US$8M for mine rehabilitation and restoration.

The production plan includes underground mining using the GoldTec Mining System. This innovative system uses leading technologies to lower mining and haulage costs. The heart of the system involves the removal of waste from the ore by photometric sorting underground through the underground crusher sorting (UCS) station in the central decline.

The mines will be profitable from Year 1, increasing to an annual cash surplus of US$50.5M in Year 5. Over the 30-year mine life, the Project will generate a cash flow surplus of US$1304 million. The Project has a Net Present Value of US$241M at a discount rate of 12%, and an Internal Rate of Return of 61% (exchange rate A$ = US$0.53.

Production, cash flow and profit generation may be accelerated if the capital is raised in less than four years.

Measuring our Success

Gold mining companies measure their exploration success by the return on investment in exploration, the number of ounces added into Resources and the discovery cost of these ounces. The graph below charts the growth in share capital, assets and Resource ounces since the Initial Public Offering ('IPO') in December 1993. It has retained A$51.4 million in assets and added one million ounces in its Resource at an average discovery cost of A$10 per ounce, based on 91 000 metres of CTGM drilling since then.

If 60% of these Resource ounces are eventually mined at a profit of A$200 per ounce, then the Resource represents some $120 million in future profit for the investment of $54 million in share capital. This is a substantial return on capital.

Growth of Assets, Share Capital and resources and Reduction of Liabilities since IPO.


A$ million
0
10
20
30
40
50
60
Ounces of Gold
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
1994
1995
1996
1997
1998
1999
2000
2001
2002
Liabilities A$M
Total Assets A$M
Resource Ounces
Share Capital A$M

Exploration and Development



- 11 additional mineral tenement exploration rights acquired
- Reconnaissance sampling shows promising gold anomalies
- Encouraging results from Glengarry option area
- 1,000,000 ounce gold Mineral Resource

Tenement Ownership



CTGM acquired exploration rights to 11 additional mineral tenements and surface rights in the southern and south-western sections of the goldfield, taking our total tenements to 53. These new tenements cover 16 historic gold mines and prospects. The tenements (four granted Exploration Permits, four granted Mining Leases and three ML applications) cover approximately 59 sq km and represent another major step forward in the consolidation of tenement ownership in the goldfield.

Two of the MLs (ML1521 Silent Friend, and ML1348 Ladybird) lie within the main southern lode system, a 6 sq km potential repetition of the main Charters Towers mining area. These leases complete the company's landholding over the 5 km long gold-bearing zone stretching from CTGM's gold resources at Washington and Warrior East in the east, to Mt Cenis in the west. CTGM has long held the belief that there are several sub-parallel east-west and cross structures each with the potential to produce major quantities of gold.

Data obtained with the tenements includes results from 1988-9 drilling on ML 1521 showing potentially minable grade/width intersections in both shallow and deeper drill holes. Several shallow, high-grade, gold intersections at the Silent Friend and Wheel of Fortune prospects have for small-tonnage, open pit potential, but require further drill testing. Significant intersections include 1m @ 43 g/t Au at 42m in drill hole SLFC 53 at the Wheel of Fortune, and 1m @ 24 g/t Au at 26m in SLFC 45 at the Silent Friend.

The most promising results are from the WMC final deeper drilling program (200m to 300m vertical) on the 900 metre-long Silent Friend prospect. Four of nine holes in this zone gave intersections at or above a 4 m*g/t Au cut-off, with a best intersection of 1.0m true width @ 13.4 g/t Au. The intersections appear to lie in a 300m to 400m long shallow-plunging mineralised zone which remains open at depth. Shallow plunging ore-shoots on lode systems with poor surface expression are a feature of the Charters Towers goldfield. This mineralisation clearly warrants a substantial drilling program to test the potential for a major ore zone at depth.

The Brilliant Gold Reef Project exploration is discussed on page seven of this Annual Report.

CTGM Reconnaissance Sampling

Results of 130 regional soil geochemical samples on CTGM tenements located promising gold anomalies at several locations, with 13 values in the range 0.1 to 1.2 ppm Au on EPM 8563 on the northern side of Charters Towers. While some of the high soil assays may be due to mine dumps, several of the sample sites have no record of old workings or tailings dumps in the vicinity.

Option Agreement

In April 2001, an Option to Acquire Agreement was entered into with Glengarry Resources Limited, covering EPMs 10736, 10818, 11008 and 11317 that abut CTGM's ground on all sides. The area covers about 300 square kilometres. CTGM may exercise its option to acquire these tenements at any time if exploration indicates a worthwhile target or deposit has been identified.

Work during the year under this agreement included the acquisition, compilation and assessment of the extensive database and field inspection of various prospects. Soil sampling was undertaken and showed promising gold anomalies at a number of locations, with nine values greater than 0.1 ppm Au from 220 samples. The maximum soil assay was 12.7 ppm Au near the Mabel Jane mine on EPM 11008, with 0.9 ppm Au near the Lucky Prop mine, outlining possible extensions of known mineralisation. A sample assaying 0.8 ppm Au, not associated with known old workings, was taken one kilometre NNE of the Curlew mine, also on EPM 11008, identifying a previously unknown area of mineralisation. These encouraging results have enlarged the area of interest.

A total of 1021 metres of Reverse Circulation drilling was completed. At the Blue Peter mine, drilling confirmed a shallow SE dip to the lode structures. The best intersection was 2m @ 2 g/t Au in drill hole CT660, confirming the top of the ore zone. The deeper, down-plunge targets are yet to be tested and are expected to return better results.

Drilling also intersected high-grade gold at the Great Britain mine, 230m east of the nearest known high-grade (above 10 g/t) gold intersections. The mineralisation is open down plunge into CTGM's EPM 8563, 50m to the northeast.

Hole No.	Lode	Easting mE (amg)	Northing mN (amg)	Hole Type	Direction degrees (amg)	Dip degrees		From m	To m	Interval m	Fire Assay g/t Au
CT 650	Great Britain	419787	7781400	Rev. Circ.	225	-65		61	62	1	4.6
CT 650								119	122	3	6.1
CT 650							***including***	***120***	***121***	***1***	***10.5***
CT 650								143	147	4	4.3
CT 650							***including***	***143***	***144***	***1***	***12.6***

Diamond drill core from the Great Britain prospect was acquired. The Great Britain has current resources estimated by Glengarry Resources at 2 million tonnes @ 2.0 g/t Au (at 0.7 g/t Au cut-off), containing 125,000 ounces of gold.

Mineral Resources

At 30 June 2002, CTGM's Total Mineral Resource was as follows:

Classification	Tonnes*	Grade* g/t Au	Ounces of gold*
Measured	35,000	14.6	
Indicated	125,000	5.1	
Inferred	3,164,000	9.5	
TOTAL	3,320,000	9.4	1,000,000

** Totals may not sum exactly due to rounding*

The Mineral Resource is calculated in accordance with the Joint Ore Reserves Committee (JORC) Australasian Code for reporting of identified Mineral Resources and Ore Reserves. A full copy of the Mineral Resources statement can be viewed on our website (www.ctgold.com.au) - click on "Mining", then "Gold Resources" and then "Mineral Resources".

- *The following statements apply in respect of the information in this report that relates to exploration results including the section Mineral Resources and Ore Reserves:*
- *The information is based on, and accurately reflects, information compiled by Mr Christopher A Towsey, who is a Corporate Member of The Australasian Institute of Mining and Metallurgy.*
- *Christopher A Towsey has consented in writing to the inclusion in the report of the matters based on the information in the form and context in which it appears.*
- *Christopher A Towsey is employed by Charters Towers Gold Mines.*
- *Christopher A Towsey has relevant experience in relation to the mineralisation reported to qualify as a Competent Person, as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*

Brilliant Gold Reef Project



- Project commenced August 2001
- 508 units sold - 175 unit holders enter the joint venture
- First stage diamond drilling program completed
- Decision to proceed to next stage of exploration

The Brilliant Gold Reef Project formally commenced in August 2001 when the minimum subscription of 100 units was sold. When the initial prospectus expired at the end of June 2002, 508 units had been sold to raise a total of $2.7 million.

The BGRP is now operated as a joint venture between CTGM and 175 other investors. CTGM currently holds a 96% interest in the project, but this will reduce to a minimum 60% in the future as additional interests are sold.

During the year we made enormous progress in establishing the identity of the Brilliant Gold Reef Project, through public seminars, roadshows and presentations to a wide range of financial planners and investment advisors. This work will place us in a very healthy position when the next public offer is made.

Drilling Program

The first stage of the surface drilling program was completed during the year. The aim of the drilling was to confirm the presence of gold mineralisation below the historic workings. Five holes were drilled in the 3,927m program – with 14 intersections into the gold reef structures encountered, the most significant being 21 g/t and 14 g/t intersections.

The drill site was next to the old Brilliant Deeps shaft, on a vacant block of land in the city centre. Given the location of the site, a number of special measures were taken to ensure the local community accepted our presence. The drilling compound included sound proof walls, sound reduction on all major equipment and electric-powered drill rigs.

Local residents were informed prior to drilling, and there were no major concerns or objections from residents. Drilling was carried out during daylight hours Monday - Saturday only. Inspectors from the Department of Natural Resources and Minerals, and the Environmental Protection Agency visited the site and commented favourably on the safety and tidiness of the site.





Perhaps the most significant result of the program was that we can predict a reef intersection position, and hit it with a drill hole within one or two metres of the predicted position at depths of 1200 m. This means that the reef systems below the old workings maintain the strong, predictable vertical and horizontal continuity which was evident during previous mining.

Next Development Stage

The next step in taking the BGRP towards gold production is to extend the current decline into the ore zone and extensively sample the ore by underground drives and rises.

This work will entail:

- *Extending the underground decline by 2800 m to a vertical depth of 638 m below the surface*
- *7,500 m of underground diamond drilling*
- *5,000m of underground drives within the ore zone*
- *Ventilation, pumping, power and services to support the underground work.*

Funding for this work will be covered by the issuing of a new prospectus.

Community, Environment, Safety & Health



CTGM is an integral part of the Charters Towers community and therefore committed to upholding its social and economic responsibilities and the promotion of the city within Australia and overseas. We strive to work harmoniously with, and for, the community and the environment and continue to play a major role in local business and community development. The company has a policy of placing business locally where possible to ensure the community benefits directly from the company's operations. In doing so again in 2001-2, the company has continued to provide financial support to various community events and festivals within and around the city.

In continued support of the Queensland Police Citizens Youth Welfare Association, CTGM donated a vehicle in June 2002. Branch Manager Sergeant Ric Crump showed his appreciation, saying, "...until this, the only other transport available was the PCYC bus which was not convenient for general business; the Triton Utility is very versatile. It will assist in the provision of facilities for local youth and the greater community in general. We take this opportunity to thank you for the donation and for your past assistance to our organisation.'



Environment

Supported by the directors and staff, CTGM has a formal environmental policy which states:

"Charters Towers Gold Mines Limited is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically-feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum."

Reporting of environmental monitoring and compliance assessment continues at the Charters Towers Gold mine site, with rehabilitation and routine groundwater analysis of mining areas well advanced, in compliance with approved environmental plans.

Company Adopts NOSA System

The company has selected the NOSA Five Star occupational health, safety and environmental risk management system to more effectively manage these key risk areas. NOSA, the National Occupational Safety Association is an international risk management and benchmarking company that was originally based in South Africa and now operates in 36 countries.

The NOSA system is used by major Australian and international mining companies to provide a systematic method for identifying and controlling risk. Auditors from NOSA conducted a baseline assessment of the Charter Towers operations and prepared an Implementation Plan for the installation of the 72 elements of the NOSA system.

The company recorded only one serious injury when our exploration manager, doing field work, became entangled in a collapsed wire fence, resulting in a lower-leg fracture. The company's return-to-work procedures ensured that the employee was able to resume his duties on the next shift. The injury was recorded as Lost Time under mining regulations. This one incident has taken the LTIFR from zero to 32, due to CTGM's relatively small workforce.

Financial Accounts and Statutory Reports

Directors' Report

Your directors present their report together with the financial report of Charters Towers Gold Mines Limited and the consolidated financial report of the consolidated entity for the year ended 30th June, 2002 and the auditor's report therein.

Directors

The following persons were directors of Charters Towers Gold Mines Limited during the whole of the financial year and up to the date of this report: ***J J Foley*, *M J Lynch*, *G J Barns*** *(appointed 21st January, 2002) and* ***D J Myers*** *(resigned 9th January, 2002).*

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of: (a) mining, processing and sale of gold; and (b) exploration for gold.

There has been no significant change in the nature of these activities during the year.

Dividends - Charters Towers Gold Mines Limited

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

Review of Operations

A review of the consolidated entity's operations during the year and the results of these operations is disclosed elsewhere in the Annual Report.

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 302,526,220 to 335,976,979 as a result of:
- Options exercised @ 7 cents 77,482,100
- Placement of ordinary shares @ 6.75 cents 5,925,925
- Placement of ordinary shares @ 7 cents 6,120,713
- Share Purchase Plan @ 6 cents 14,101,750

(b) A decrease in ordinary fully paid shares in the Company as a result of:
- Share Buy Back and cancellation 70,189,729

(c) Net cash received was used to retire debt and continue the exploration and development activities of the Company.

See Note 15 of the Financial Statements.

Likely Developments and Expected Results of Operations

Likely developments in the operations of the consolidated entity are:

(a) the expansion of exploration activity aimed at increasing resources and reserves, and

(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

Information on Directors

Director	Experience	Special Responsibilities	Particulars of Directors' Interests in ordinary shares of Charters Towers Gold Mines Limited
J J Foley *BD, LLB, BL (Dub)*	Non-executive Chairman 8.5 years, Deputy Chairman between 15 April 1999 & 25 November 1999; Barrister	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety & Environment committees.	Refer Note 19(v) of Financial Statements
M J Lynch	Managing Director for 9 years Former director of several companies involved in the mining industry	Managing Director Member of Health, Safety & Environment committee.	Refer Note 19(v) of Financial Statements
G J Barns *BA, LLB*	Non-executive Director from 21 January 2002; former CEO of the Australian Gold Council	Non-executive member of Audit and Finance, Remuneration and Health, Safety & Environment committees.	Refer Note 19(v) of Financial Statements
D J Myers	Non-executive Director 27 January 2000 to 9 January 2002	Past non-executive member of Audit and Finance, Remuneration and Health, Safety & Environment committees	Resigned 9 January 2002

Meetings of Directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2002, and the number of meetings attended by each director were:

	Full Meeting of Directors	Audit & Finance	Health, Safety & Environment	Remuneration
No. of meetings held:	11	2	**	1
No. of meetings attended by:				
J J Foley	11	2	**	1
M J Lynch	11	*	**	*
G J Barns (appointed 21/1/02 - 6 meetings held whilst a director)	6	1	**	1
D J Myers (resigned 9/1/02 - 4 meetings held whilst a director)	3	1	**	-

** Not a member of the relevant committee*
*** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.*

Directors' and Executives Emoluments

The remuneration committee, consisting of two non-executive directors, was formed to advise the Board on remuneration policies and practices generally, and make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in a service agreement.

The Board, within the maximum amount approved by the shareholders from time to time, determines remuneration of non-executive directors. Non-executive directors are also entitled to statutory superannuation.

The Board undertakes an annual review of its performance and the performance of the Board committees against goals set at the start of the year.

Details of the nature and amount of each element of the emoluments of each director of Charters Towers Gold Mines Limited and each of the 4 officers of the company and the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-executive Directors of Charters Towers Gold Mines Ltd

Name	Directors' Annual Fee ($)	Superannuation ($)	Total ($)
J J Foley *(Chairman)*	35,000	2,800	37,800
G J Barns *(5 months)*	30,000	2,400	32,400
D J Myers *(6 months)*	30,000	2,400	32,400

Executive Director and other Officers of Charters Towers Gold Mines Ltd

Name	Annual Fee ($)	Superannuation ($)	Total ($)
M J Lynch *(Managing Director)*	190,879	14,560	205,439
R J Shand *(Company Secretary)*	88,831	5,200	94,031

Environmental Regulations

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident	major non-compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.
Level 2 incident	significant non-compliance resulting in regulatory action, however, environmental damage is only of a short term nature.
Level 3 incident	minor non-compliance - no fine is imposed, however, regulatory authority is notified.
Level 4 incident	non-compliance with internal policies and procedures. The incident is contained on site.

In the last year the following incidents have occurred.

	Level 1	Level 2	Level 3	Level 4
Incidents	–	–	–	–

The Company has a comprehensive internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental assistant to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

This report is made in accordance with a resolution of the directors.

J J Foley
Chairman
23rd October, 2002

M J Lynch
Director

Corporate Governance

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the company and its controlled entities (the consolidated entity) are properly managed. The function of the Board of Directors is clearly defined in the Company's Statement of Corporate Governance Principles and includes responsibility for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the Company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The directors are committed to the principles underpinning best practice in corporate governance. This is supported by an organisation-wide commitment to the highest standards of legislative compliance and ethical behaviour.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The Board operates in accordance with the broad principles set out in its Constitution:

- The Board is comprised of executive and non-executive directors with a majority of non-executive directors, including the Chairman.

  At the date of signing the directors' report the Board consisted of two non-executive directors and one executive director, Mr M J Lynch. Details of the directors are set out in the directors' report under the heading "Information on Directors".
- The Chairman should be a non-executive director unless, as a result of issues facing the consolidated entity, a two-thirds majority of the directors determine the Chairman shall be an executive director. Such an appointment will be subject to a defined term.
- Each director brings relevant complementary skills and experience to the Board.
- The Board has established a number of committees to assist the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board include the audit & finance and remuneration committees (consisting entirely of non-executive directors) and the health, safety and environment committee (consisting of one executive and two non-executive directors). Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate.

  Special purpose committees are established when warranted, however to date all situations requiring special purpose committees have been handled by the full Board. All matters determined by committees are submitted to the full Board for ratification.
- The Board annually reviews its performance and the performance of the Board committees against goals set at the start of the year. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings. Outcomes of the reviews will be documented together with the goals set for the coming year.

The Company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election subject to the following limitations:

- At least one director must retire by rotation and may stand for re-election, and
- On attaining the age of 72 years a director must retire and if seeking re-election can only be appointed by Special Resolution passed at the AGM.

Entities connected with Mr J J Foley, Mr M J Lynch and Mr D J Myers had business dealings with entities in the consolidated entity during the year, as described in note 20 to the financial statements. The directors concerned declared their interests in those dealings to the company and took no part in decisions relating to them.

Chairman

The Chairman of the Board is a non-executive director who is elected by the full Board.

Executive Director

The individual performance of the executive director is reviewed by the full Board on an annual basis.

Non-executive Directors

The individual performance of non-executive directors is reviewed by the Chairman on an annual basis.

Except for the above all non-executive directors are regarded as independent. The company defines "independent" as independent of the executive management and of business or other relationships that could otherwise detract from a director's ability to act impartially in the Company's best interests.

Independent Professional Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

Remuneration Committee

The remuneration committee consists of the following non-executive directors: J J Foley (Chairman) and G J Barns.

The remuneration committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and other terms of employment for the Managing Director are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time as set out in the Company's Constitution. Non-executive directors are also entitled to retirement benefits in accordance with statutory superannuation guarantee requirements.

Further information on directors' and executives' remuneration is set out in the directors' report and note 20 to the financial statements.

Audit & Finance Committee

The audit & finance committee consists of the following non-executive directors: J J Foley (Chairman) and G J Barns.

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from management and the external auditors. It also meets with the external auditor. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit and finance committee or the Chairman of the Board.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Health, Safety and Environment Committee

The Health, Safety & Environment committee consists of the following executive and non-executive directors: J J Foley (Chairman), G J Barns and M J Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

Ethical Standards

Unethical conduct will not be tolerated. The Code of Ethical Business Standards (the Code) as adopted by the Board sets out ethical standards expected of all directors and employees. The Code covers:

- professional conduct
- trading in company securities
- supplier relations
- the environment
- compliance with laws and regulations
- customer relations
- other employees
- conflicts of interest

The Code is reviewed and updated as necessary to ensure it reflects the highest standards of integrity and professionalism.

Statements of financial performance

Charters Towers Gold Mines Ltd and controlled entities

For the year ended 30 June 2002

		Consolidated		The Company	
	Note	2002 $	2001 $	2002 $	2001 $
Revenue from ordinary activities	2	2,605,874	957,576	529,519	157,576
Total revenue	2	2,605,874	957,576	529,519	157,576
Expenses from ordinary activities excluding borrowing costs	3	(6,923,911)	(5,361,140)	(5,119,554)	(4,561,140)
Borrowing costs expense		(379,216)	(556,974)	(377,085)	(556,974)
Loss from ordinary activities before related income tax expense		(4,697,253)	(4,960,538)	(4,967,120)	(4,960,538)
Income tax (expense)/benefit relating to ordinary activities	5(a)	0	0	0	0
Loss from ordinary activities after related income tax expenses		(4,697,253)	(4,960,538)	(4,967,120)	(4,960,538)
Net loss attributable to members of the parent entity		(4,697,253)	(4,960,538)	(4,967,120)	(4,960,538)
Increase (decrease) in capital profits reserve	16	0	571,430	0	0
Net increase/(decrease) in asset revaluation reserve	16	2,326,215	(863,430)	6,446,785	0
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		2,326,215	(292,000)	6,446,785	0
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		(2,371,038)	(5,252,538)	1,479,665	(4,960,538)
Basic earnings per share	6	(1.4 Cents)	(1.6 Cents)		
Diluted earnings per share	6	(1.4 Cents)	(1.1 Cents)		

The accompanying notes form part of these financial statements.

Statements of financial position

Charters Towers Gold Mines Ltd and controlled entities

As at 30 June 2002

		Note	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Current assets	Cash assets	7	1,202,188	200,216	0	200,216
	Receivables	8	383,223	14,171	179,723	14,171
	Inventories	9	431,078	431,078	431,078	431,078
	Total current assets		2,016,489	645,465	610,801	645,465
Non-current assets	Property, plant & equipment	10	48,924,285	41,993,666	48,919,286	41,993,666
	Receivables	8	0	0	0	1,198,000
	Other	11	500,304	6,400,305	500,304	510,305
	Total non-current assets		49,424,589	48,393,971	49,419,590	43,701,971
Total assets			**51,441,078**	**49,039,436**	**50,030,391**	**44,347,436**
Current liabilities	Payables	12	1,228,806	702,734	780,807	702,734
	Interest-bearing liabilities	13	5,314,763	5,500,000	5,316,202	5,500,000
	Current tax liabilities		128,937	0	6,107	0
	Provisions	14	76,505	564,614	76,505	564,614
	Total current liabilities		6,749,011	6,767,348	6,179,621	6,767,348
Non-current liabilities	Provisions	14	500,304	0	500,304	0
	Total non-current liabilities		500,304	0	500,304	0
Total liabilities			**7,249,315**	**6,767,348**	**6,679,925**	**6,767,348**
Net assets			44,191,763	42,272,088	43,350,466	37,580,088
Equity	Contributed equity	15	54,272,697	49,981,984	54,272,697	49,981,984
	Asset revaluation reserve	16	12,024,824	9,698,609	12,024,824	5,578,039
	Capital profits reserve	16	571,430	571,430	0	0
	Accumulated losses	17	(22,677,188)	(17,979,935)	(22,947,055)	(17,979,935)
Total Equity			44,191,763	42,272,088	43,350,466	37,580,088

The accompanying notes form part of these financial statements.

Statements of cash flows

Charters Towers Gold Mines Ltd and controlled entities
For the year ended 30 June 2002

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
Cash flows from operating activities				
GST collected from customers	238,886	15,850	3,886	15,850
GST paid to ATO	(100,338)	167,879	(100,338)	167,879
Brilliant Gold Reef Project exploration fees	2,350,000	0	0	0
Other cash receipts	55,836	135,507	524,370	135,507
Cash receipts in the course of operations	2,544,384	319,236	427,918	319,236
GST paid to suppliers	(196,341)	(183,729)	(110,862)	(183,729)
Other payments to suppliers	(2,208,064)	(2,617,669)	(1,377,738)	(2,617,669)
Cash payments in the course of operations	(2,404,405)	(2,801,398)	(1,488,600)	(2,801,398)
Interest received	10,038	20,562	10,038	20,562
Borrowing costs paid	(335,734)	(556,974)	(335,734)	(556,974)
Net cash used in operating activities	(185,717)	(3,018,574)	(1,386,378)	(3,018,574)
Cash flows from investing activities				
Payments for property, plant and equipment	(30,740)	(21,651)	(33,706)	(21,651)
Payments for other assets	0	(10,900)	0	(10,900)
Payments for:				
Exploration, evaluation and development expenditure	(648,384)	0	(648,384)	0
Loans to other entities	(35,000)	0	(35,000)	0
Proceeds on sale of investments	0	800,000	0	0
Payments for investments	0	0	0	0
Net cash (used in) / provided by investing activities	(714,124)	767,449	(717,090)	(32,551)
Cash flows from financing activities				
Proceeds from issues of shares	4,290,713	1,970,439	4,290,713	1,970,439
Proceeds of borrowings	443,689	450,000	443,689	1,250,000
Cash repayment of borrowings	(25,000)	(50,000)	(25,000)	(50,000)
Share buy back	(2,807,589)	0	(2,807,589)	0
Net cash provided by financing activities	1,901,813	2,370,439	1,901,813	3,170,439
Net increase/(decrease) in cash held	1,001,972	119,314	(201,655)	119,314
Cash at the beginning of the financial year	200,216	80,902	200,216	80,902
Cash at the end of the financial year	1,202,188	200,216	(1,439)	200,216

The accompanying notes form part of these financial statements.

Notes to the statements of cash flows

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties. Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
Cash (note 7)	1,202,188	200,216	0	200,216
Current interest bearing liabilities (note 13)	0	0	(1,439)	0
	1,202,188	200,216	(1,439)	200,216

(ii) Reconciliation of net cash used in operating activities to net loss for year

	Consolidated 2002	Consolidated 2001	The Company 2002	The Company 2001
Net loss for year	(4,697,253)	(4,960,538)	(4,967,120)	(4,960,538)
Non-cash items				
Depreciation and amortisation	2,188,008	1,264,496	2,187,974	1,264,496
Expenses settled by non-cash consideration	218,945	0	218,945	0
Increase in current provisions	12,195	10,314	12,195	10,314
Increase in creditors	655,009	294,851	84,180	294,851
Diminution in value of investments	1,771,431	0	10,000	0
Write down of balance with subsidiary company	0	0	1,198,000	0
Decrease/(Increase) in operating receivables	(334,052)	372,303	(130,552)	372,303
Net cash used in operating activities	(185,717)	(3,018,574)	(1,386,378)	(3,018,574)

(iii) Financing Facilities

	Consolidated 2002	Consolidated 2001	The Company 2002	The Company 2001
The total facilities available are:	5,000,000	5,500,000	5,000,000	5,500,000
Facilities utilised at balance date:	5,000,000	5,500,000	5,000,000	5,500,000
Facilities not utilised at balance date:	0	0	0	0

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

The accounting policies adopted have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Reclassification of financial information

In order to assist users of the Financial Statements certain line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements. In the 2001 Statement of Financial Performance certain balances included in "the Company" figures related to a 100% wholly owned subsidiary company. These balances have been excluded from the 2002 comparative figures for "the Company".

(c) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(d) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer. The exploration fees derived from the Brilliant Gold Reef Project are recognised when the participant has paid for the unit in full.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

(e) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(f) Borrowing costs

Borrowing costs include interest and costs that are directly attributable to the borrowing.

(g) Taxation – Note 5

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

(h) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(i) Valuation of non-current assets

Plant and equipment previously carried at cost less accumulated depreciation is carried at fair value as at 30 June 2002.

(j) Inventories – Note 9

Inventories are carried at the lower of cost and net realisable value.

(k) Investments – Notes 11 and 20

Controlled entities

All controlled entities in which the Company has an investment are fully owned. These investments are eliminated in the financial statements on consolidation.

(l) Exploration, evaluation and development expenditure – Note 10

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (n) below.

(m) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(l)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(n) Depreciation and amortization

Useful lives

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried Forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

	2002	2001
Plant and equipment	13-20%	13-20%
Computer equipment	27-40%	27-40%
Motor vehicles	20%	20%

(o) *Payables – Note 12*

Liabilities are recognised for amounts to be paid in the future for goods or services received at balance date.

(p) *Employee entitlements – Note 14*

Wages, salaries, annual leave and sick leave

The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

Superannuation plan

The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

(q) *Provisions – Note 14*

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

(r) *Provision for Restoration – Note 14*

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites

- the impact of changes in environmental legislation.

		Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
2	REVENUE FROM ORDINARY ACTIVITIES				
	Exploration fees from the Brilliant Gold Reef Project	2,540,000	0	0	0
	Brilliant Gold Reef Project expenses reimbursed	0	0	468,534	0
	Short term equipment hire	38,863	56,854	38,863	56,854
	Interest received	10,038	20,562	5,149	20,562
	Gross proceeds from sale of non-current assets	0	800,000	0	0
	Insurance proceeds received	16,973	80,160	16,973	80,160
	Total revenue from ordinary operating activities	2,605,874	957,576	529,519	157,576
3	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE HAS BEEN ARRIVED AT AFTER CHARGING/(CREDITING) THE FOLLOWING ITEMS:				
	Depreciation of non-current assets	2,188,008	1,264,496	2,187,974	1,264,496
	Commissions paid	343,852	0	0	0
	Consultancy Fees	533,587	346,212	533,587	346,212
	Contractors	413,327	262,257	413,327	262,257
	Staff Costs	413,836	423,038	413,836	423,038
	Mineral tenement charges	155,378	88,712	155,378	88,712
	Net (gain)/loss on sale of non-current investments	0	(571,430)	0	0
	Net loss on write down of non-current investments	1,771,431	0	10,000	0
	Write off of intercompany balance	0	0	1,198,000	0
	Other expenses from ordinary activities	1,104,492	3,547,855	207,452	2,176,425
	Total expenses from ordinary activities excluding borrowing costs	6,923,911	5,361,140	5,119,554	4,561,140
4	AUDITORS' REMUNERATION				
	Audit services:				
	Auditors of the Company – Court & Co.	14,231	25,228	14,231	25,228
	Other services:				
	Auditors of the Company – Court & Co.	1,872	58,448	1,872	58,448
5	TAXATION				
	(a) Income tax expense				
	Prima facie income tax benefit calculated at 30% (2001: 30%) on the (loss)/profit from ordinary activities	(1,409,176)	(1,686,582)	(1,490,136)	(1,686,582)
	Decrease / (Increase) in income tax benefit due to :				
	(I) Temporary timing differences	586,179	(336)	417,149	(336)
	(II) Permanent timing differences	3,116	1,407	3,116	1,407
	Future income tax benefit not recognised	819,882	1,685,511	1,069,871	1,685,511
	Income tax attributable to net loss for year	0	0	0	0

(b) At 30 June 2002 consolidated deferred tax assets of $9,662,179 ($8,842,297 at 30 June 2001) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2002 30%) have not been recognised as an asset.

At 30 June 2002 the company had deferred tax assets of $9,912,168 ($8,842,297 at 30 June 2001) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2002 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the economic entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;

(ii) the company and / or the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2001 and 30 June 2002 the entity had a nil balance on the franking credit account.

	Consolidated	
6 EARNINGS PER SHARE	2002	2001
Weighted average number of ordinary shares used in the calculation of basic earnings per share	335,976,979	302,536,220
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	335,976,979	464,910,898

Classification of securities as potential ordinary shares

The options on issue at 30 June 2002 have not been treated as dilutive as, in view of the exercise price of the options and the company's current share price it is considered that these options would not give rise to the issue of ordinary shares for less than the current average market price.

Further details of these securities are contained in Note 15.

Since 30 June 2002 a total of 4,521,282 ordinary shares of the company have been subscribed for.

	Consolidated		***The Company***	
	2002	**2001**	**2002**	**2001**
	$	**$**	**$**	**$**
7 CASH ASSETS				
Cash	1,202,188	200,216	0	200,216
	1,202,188	200,216	0	200,216
8 RECEIVABLES CURRENT				
Trade debtors	203,500	0	0	0
Loans receivable	35,000	0	35,000	0
Security bonds	13,250	8,630	13,250	8,630
Prepayments	131,473	3,337	131,473	3,337
GST on taxable inputs – refundable	0	2,204	0	2,204
	383,223	14,171	179,723	14,171
RECEIVABLES NON-CURRENT				
Balances with subsidiary companies	0	0	0	1,198,000

		Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
9	INVENTORIES: CURRENT				
	Spare parts and stores - at cost	431,078	431,078	431,078	431,078
10	PROPERTY PLANT and EQUIPMENT				
	Exploration, Evaluation and Development expenditure				
	Costs carried forward in respect of areas of interest:	28,704,848	28,704,848	28,704,848	28,704,848
	Costs incurred in period	3,924,673	1,293,026	3,924,673	1,293,026
	Costs written off during period	(3,018,429)	(1,293,026)	(3,018,429)	(1,293,026)
		29,611,092	28,704,848	29,611,092	28,704,848
	Less: Accumulated amortisation	(1,142,988)	(1,303,200)	(1,142,988)	(1,303,200)
	Total exploration, evaluation and development expenditure	28,468,104	27,401,648	28,468,104	27,401,648

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Mining Tenements – at independent valuation				
Independent valuation brought forward	11,075,559	11,602,304	11,075,559	11,602,304
Cost of tenements acquired during the year	1,356,250	0	1,356,250	0
	12,431,809	11,602,304	12,431,809	11,602,304
Net revaluation increment	212,816	0	212,816	0
Less: Accumulated amortisation	0	(526,745)	0	(526,745)
Total mining tenements	12,644,625	11,075,559	12,644,625	11,075,559
Freehold Land and Buildings – at directors' valuation				
Carrying amount at beginning of year	151,048	151,048	151,048	151,048
Acquired in year	367,500	0	367,500	0
Carrying amount at end of year	518,548	151,048	518,548	151,048
Plant and Equipment				
Carrying amount at beginning of year	3,365,411	4,718,772	3,365,411	4,718,772
Additions during year	41,848	21,651	36,619	21,651
Disposals during year	0	0	0	0
Less: depreciation charged in year	(1,086,378)	(1,375,012)	(1,086,148)	(1,375,012)
	2,320,881	3,365,411	2,315,882	3,365,411
Increment arising on independent valuation	4,972,127	0	4,972,127	0
Carrying amount at end of year	7,293,008	3,365,411	7,288,009	3,365,411
	48,924,285	41,993,666	48,919,286	41,993,666

All Property, Plant and Equipment except exploration, evaluation and development expenditure was independently revalued to fair value as at 30 June 2002.

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
PROPERTY, PLANT and EQUIPMENT CARRYING VALUES				
Exploration, Evaluation and Development expenditure at cost	29,611,092	28,704,848	29,611,092	28,704,848
Less: Accumulated amortisation	(1,142,988)	(1,303,200)	(1,142,988)	(1,303,200)
Carrying value at 30 June	28,468,104	27,401,648	28,468,104	27,401,648
Mining Tenements at Fair Value	12,644,625	11,602,304	12,644,625	11,602,304
Less: Accumulated amortisation	0	(526,745)	0	(526,745)
Carrying value at 30 June	12,644,625	11,075,559	12,644,625	11,075,559
Freehold Land and Buildings at Directors Valuation	518,548	151,048	518,548	151,048
Less: Accumulated depreciation	0	0	0	0
Carrying value at 30 June	518,548	151,048	518,548	151,048
Plant and Equipment at Fair Value	7,293,008	3,365,411	7,288,009	3,365,411
Less: Accumulated depreciation	0	0	0	0
Carrying value at 30 June	7,293,008	3,365,411	7,288,009	3,365,411
Total Carrying value	48,924,285	41,993,666	48,919,286	41,993,666

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
11 OTHER ASSETS: NON-CURRENT				
Security deposit against restoration costs lodged with Department of Natural Resources and Mines	500,304	500,304	500,304	500,304
Investment in unlisted company (at Director's valuation)				
Carrying amount at beginning of year	5,900,001	7,000,001	10,000	7,000,001
Revaluation decrement	(5,900,001)	(1,100,000)	(10,000)	(1,100,000)
	0	5,900,001	0	5,900,001
Total other assets - non-current	500,304	6,400,305	500,304	6,400,305

The investment in the unlisted company comprises an interest of approximately 25% of the ordinary share capital of My Community Corporation Limited - Administrator appointed (Formerly Internova Pty Limited), an internet technology company. At 30 June 2002 this investment was written down to a carrying value of nil. The cost of the investment has been written off (refer Note 3).

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
12 PAYABLES: CURRENT				
Trade creditors	1,032,803	628,530	541,473	628,530
Sundry creditors and accrued expenses	196,003	74,204	239,334	74,204
	1,228,806	702,734	780,807	702,734
13 INTEREST-BEARING LIABILITIES CURRENT:				
Unsecured liabilities				
Bank overdraft	0	0	1,439	0
Loans from director	144,055	0	144,055	0
Loans from director related entities	64,664	0	64,664	0
Loans from other related parties	0	0	0	0
Loans from unrelated parties	106,044	500,000	106,044	500,000
	314,763	500,000	316,202	500,000
Secured liabilities				
Loans from unrelated parties	5,000,000	5,000,000	5,000,000	5,000,000
	5,314,763	5,500,000	5,316,202	5,500,000

Security for loan facility
The loan facility extended to the company is secured by:
(i) a first registered fixed and floating charge over all assets and undertakings of the company; and
(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
14 PROVISIONS: CURRENT				
Employee entitlements	76,505	64,310	76,505	64,310
Restoration, rehabilitation and environmental	0	500,304	0	500,304
	76,505	564,614	76,505	564,614

At 30 June 2002 the economic entity and the company had 15 equivalent full time employees (2001: 11)

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
PROVISIONS: NON - CURRENT				
Restoration, rehabilitation and environmental	500,304	0	500,304	0

The provision for restoration, rehabilitation and environmental work has been reclassified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal amount held by the Queensland Department of Natural Resources and Mines.

15 CONTRIBUTED EQUITY

(a) Issued share capital	The Company 2002 Shares	2001 Shares	The Company 2002 $	2001 $
Ordinary shares	335,976,979	302,536,220	54,272,697	49,981,984

(b) Movements in contributed equity of the company during the year ended 30 June 2002 were as follows:

Date	Details	Number of Shares	Issue/(Buy back) Price	$
7 September 2001	Conversion of options	110,000	7 cents	$7,700
24 October 2001	Ordinary shares bought back	(5,000,000)	(4) cents	($200,000)
23 November 2001	Conversion of options	2,427,490	7 cents	$169,924
23 November 2001	Conversion of options	74,726,610	7 cents	$5,230,862
6 December 2001	Ordinary shares bought back	(65,189,729)	(4) cents	($2,607,589)
10 January 2002	Ordinary shares issued	5,925,925	6.75 cents	$400,000
13 February 2002	Conversion of options	218,000	7 cents	$15,260
21 March 2002	Ordinary shares issued	6,120,713	7 cents	$428,450
29 May 2002	Ordinary shares issued	14,101,750	6 cents	$846,106
Total movement for year ended 30 June 2002		33,440,759		$4,290,713
Balance at 30 June 2002		335,976,979		$54,272,697

The ordinary shares bought back in October and December 2001 were bought back from Princeton Economics Limited (in Provisional Liquidation) at a price of 4 cents per share pursuant to a share buy back agreement. This represented approximately 22% of the Company's ordinary share capital. This buy back was funded by the issue of ordinary shares on 6 December 2001.

These shares were converted from existing options, the remaining proceeds from this option conversion were used to settle certain existing liabilities of the company and to acquire assets.

Options for Ordinary Shares

	The Company 2002	2001
(a) The terms, amounts and number of ordinary shares of the company reserved for issuance under options and sales contracts are as follows:		
Number of options on issue at 30 June, each convertible into one ordinary share	13,000,000	162,374,678
Exercise price	15 cents	7 cents
Expiry date	1 Jan 2005	23 Nov 2001

(b) Movements in the company's share options during the year ended 30 June 2002 were as follows:

Number of options on issue at 30 June 2001, each convertible into one ordinary share*	162,374,678
Exercised 5 September 2001*	(110,000)
Exercised 23 November 2001*	(2,427,490)
Exercised 23 November 2003*	(74,726,610)
Lapsed 23 November 2001*	(84,892,578)
Issued 12 December 2001**	14,000,000
Exercised 4 February 2002*	(218,000)
Lapsed 9 April 2002**	(1,000,000)
Number of options on issue at 30 June 2002, each convertible into one ordinary share	13,000,000

** Exercise price of 7 cents*

*** Exercise price of 15 cents*

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
16 RESERVES				
(a) Composition:				
Asset revaluation	12,024,824	9,698,609	12,024,824	5,578,039
Capital profits	571,430	571,430	0	0
	12,596,254	10,270,039	12,024,824	5,578,039
(b) Movement:				
Asset revaluation				
Balance at beginning of year	9,698,609	10,562,039	5,578,039	5,578,039
Decrement on directors revaluation of non - current investments at 30 June 2002	(4,120,570)	(292,000)	0	0
Increment on independent valuation of mining tenements at 30 June 2002	1,474,658	0	1,474,658	0
Increment on independent valuation of plant and equipment at 30 June 2002	4,972,127	0	4,972,127	0
Transferred to capital profits reserve amounts realised on sale of investments	0	(571,430)	0	0
Balance at end of year	12,024,824	9,698,609	12,024,824	5,578,039
Capital profits				
Balance at beginning of year	571,430	0	0	0
Transferred from asset revaluation reserve amounts realised on sale of investments	0	571,430	0	0
Balance at end of year	571,430	571,430	0	0

(c) Nature and purpose of reserves

Asset Revaluation
The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Adjustment in respect of brought forward balance on Asset Revaluation Reserve
Included in the brought forward balance was an incremental amount of $1,261,842 arising from the independent revaluation of the mining tenements as at 30 June 2000. This amount represents excess accumulated amortisation which was credited to the profit and loss account in the year ended 30 June 2000. An adjustment to the revaluation reserve in respect of this amount was taken up as part of the asset revaluation as at 30 June 2002. A corresponding additional amortisation charge of $1,261,842 has been taken as an expense in the year ended 30 June 2002.

Capital profits
Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve. Refer to accounting policy Note 1(d).

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
17 ACCUMULATED LOSSES				
Accumulated losses at beginning of year	(17,979,935)	(13,019,397)	(17,979,935)	(13,019,397)
Net loss for the year	(4,697,253)	(4,960,538)	(4,967,120)	(4,960,538)
Accumulated losses at the end of the year	(22,677,188)	(17,979,935)	(22,947,055)	(17,979,935)

18 COMMITMENTS FOR EXPENDITURE

Exploration expenditure commitments
The economic entity and the company have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Payable:				
- not later than one year	325,000	400,000	325,000	400,000
- later than one year but not later than five years	330,000	675,000	330,000	675,000
	655,000	1,075,000	655,000	1,075,000

Operating lease commitments
Operating Lease Commitment in respect of non-cancellable operating Leases contracted for but not capitalised in the financial statements

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Payable:				
- not later than one year	18,480	0	18,480	0
- later than one year but not later than five years	58,811	0	58,811	0
	77,291	0	79,291	0

The operating lease commitment disclosed above is a non - cancellable property lease with a term of 3 years. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

19 RELATED PARTY DISCLOSURES

1. Directors
The names of persons who were directors of Charters Towers Gold Mines Ltd at any time during the financial year are as follows: J.J.Foley, M.J.Lynch, GJ Barns (appointed 21 January 2002) and D.J.Myers (resigned 9 January 2002).

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
II. Directors' Remuneration Income paid or payable, or otherwise made available to directors of the Company from the Company or any related party:	264,442	312,768	264,442	312,768

Number of directors whose income from the Company or any related party was within the following bands:

	Consolidated 2002 No.	Consolidated 2001 No.	The Company 2002 No.	The Company 2001 No.
$ 0 - $ 9,999	1	0	1	0
$ 10,000 - $ 19,999	1	0	1	0
$ 30,000 - $ 39,999	1	2	1	2
$ 200,000 - $209,999	1	0	1	0
$ 210,000 - $219,999	0	1	0	1

III. Executive Remuneration
Aggregate income received or due and receivable from the Company or any related party to executive officers (including directors) of the Company and of controlled entities whose income is $100,000 or more was $325,439 (2001 $213,800) and within the following bands:

	No.	No.	No.	No.
$120,000 - $129,999	1	0	1	0
$200,000 - $209,999	1	0	1	0
$210,000 - $219,999	0	1	0	0
$240,000 - $249,999	0	0	0	0

Ultimate controlling Company
In the opinion of the Directors at 30 June 2002 the ultimate controlling company of the group was Charters Towers Gold Mines Ltd, a company incorporated in Australia.

Controlled Entities
The group consists of Charters Towers Gold Mines Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd and Gold Projects Pty Ltd. Details in relation to these controlled entities are set out in Note 20.

IV. At balance date the company has the following aggregate amounts payable to wholly owned subsidiary companies: $103,612 ($1,198,000 receivable at 30 June 2001). The balance at 30 June 2002 represents interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

V. Directors' Shareholdings
As at 30 June 2002, the direct or indirect interest of directors of the Company in the equity instruments of the Company are as follows:

	Ordinary shares 2002	Ordinary shares 2001	Options (note15) 2002	Options (note15) 2001
J J Foley	3,846,917	1,649,100	5,000,000	1,959,100
M J Lynch	56,635,650	33,680,235	8,000,000	31,323,689
G J Barns	0	0	0	0

The options held by directors and director related entities at 30 June 2001 were issued as part of a pro-rata offer to all shareholders of the company. The options held by directors and director related entities at 30 June 2002 were approved by shareholders at the annual general meeting on 14 December 2001.

All dealings by directors and director related entities in the equity instruments of the Company were effected by way of normal market dealings and as such were on normal arms length terms.

VI. Transactions of Directors and Director-Related entities

The father of a director, Mr M J Lynch, is a director of Great Mines Ltd and has the capacity to significantly influence decision making of that company. Charters Towers Gold Mines Limited has paid royalties to Great Mines Ltd during the year on normal commercial terms and conditions.

The father of a director, Mr M J Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Charters Towers Gold Mines Limited. The fees and royalties paid to Mr Lynch snr were based on normal commercial terms and conditions.

Mr D J Myers and his wife are directors of Ourimbah Creek Consultancy Pty Ltd and have the capacity to significantly influence decision making of that company. Charters Towers Gold Mines Limited paid consultancy fees to Ourimbah Creek Consultancy Pty Ltd during the year. The consultancy fees paid were based on normal commercial terms and conditions.

Mr JJ Foley's wife is a director of Total Commitment Pty Limited. During the year ended 30 June 2002 Charters Towers Gold Mines Limited paid consultancy fees on normal terms and conditions to Total Commitment Pty Limited.

Mr G Foord, a director of Gold Management Pty Limited (a wholly owned subsidiary company) was paid consultancy fees on normal commercial terms throughout the year in his capacity as project manager of the Brilliant Gold Reef Project.

Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director-related entities:

	Consolidated		***The Company***	
	2002	***2001***	***2002***	***2001***
	$	**$**	**$**	**$**
Caretaker and shareholder relation fees	84,800	16,000	84,800	16,000
Consultancy fees	297,500	50,000	177,500	50,000
Royalties and lease payments	40,000	85,000	40,000	85,000

During the year ended 30 June 2002 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch) made short term unsecured loans to the company. These loans were made on normal commercial terms and conditions. The balances at 30 June 2002 were as follows:

Amount outstanding at 30 June to Directors and Director Related Entities				
Mr MJ Lynch	144,055	0	144,055	0
Mr JJ Lynch	14,664	0	14,664	0
Great Mines Limited	50,000	0	50,000	0

The aggregate interest expense for the year ended 30 June 2002 in respect of these loans was $28,650.

During the year ended 30 June 2002 the company purchased mining tenements and mining information from Mr JJ Lynch for a total purchase consideration of $1,723,750 which was in accordance with an independent valuation of the assets. The consideration was settled by the conversion of existing options into ordinary shares in the company.

20 INVESTMENT IN CONTROLLED ENTITIES

	Country of Incorporation	Class of Shares	Equity Holding 2002 %	Equity Holding 2001 %	Incorporated
Charters Towers Gold Pty Ltd	Australia	Ordinary	100	100	
Charters Technology Pty Ltd	Australia	Ordinary	100	100	13th January 2000
Gold Management Pty Ltd	Australia	Ordinary	100	100	28th January 2000
Gold Projects Pty Ltd	Australia	Ordinary	100	100	25th January 2000

21 FINANCIAL INSTRUMENTS

Consolidated

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

2002	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	Fixed interest maturing in over 1 to 5 years $	Non-interest bearing $	Total $
Financial assets						
Cash assets	7	1,202,188	0	0	0	1,202,188
Receivables	8	35,000	0	0	203,500	238,500
Security deposits	11	500,304	0	0	13,250	513,554
		1,737,492	0	0	216,750	1,954,242
Weighted average interest rate		4.33%				
Financial liabilities						
Payables	12	0	0	0	1,228,806	1,228,806
Current tax liabilities		128,937	0	0	0	128,937
Interest-bearing liabilities	13	0	5,314,763	0	0	5,314,763
		128,937	5,314,763	0	1,228,806	6,672,506
Weighted average interest rate		7.06%				

2001	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	Fixed interest maturing in over 1 to 5 years $	Non-interest bearing $	Total $
Financial assets						
Cash assets	7	200,216	0	0	0	200,216
Receivables	8	0	0	0	2,204	2,204
Security deposits	11	500,304	0	0	8,630	508,934
		700,520	0	0	10,834	711,354
Weighted average interest rate		4.25%				
Financial liabilities						
Payables	12	0	0	0	702,734	702,734
Interest-bearing liabilities	13	0	5,500,000	0	0	5,500,000
		0	5,500,000	0	702,734	6,202,734
Weighted average interest rate		7.42%				

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

22 SEGMENT INFORMATION

Business Segments
The consolidated entity and the company operate in the following business segments:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield

Technology investment
The consolidated entity has a passive investment in an unlisted technology company.

Geographical Segments
The consolidated entity operates solely within Australia

Consolidated segmental reporting	Exploration and development		Technology investment		Unallocated		Consolidated	
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $
External Revenue	2,595,836	137,014	0	800,000	10,038	20,562	2,605,874	957,576
Segment result	(4,318,037)	(3,832,134)	0	571,430	(379,216)	(556,974)	(4,697,253)	(4,960,538)
Segment depreciation and Amortisation	2,188,008	1,264,496	0	0	0	0	2,188,008	1,264,496
Segment total other non-cash expenses	0	0	1,771,431	0	0	0	1,771,431	0
Segment assets	51,441,078	43,139,435	0	5,900,001	0	0	51,441,078	49,039,436
Segment liabilities	7,249,315	6,767,348	0	0	0	0	7,249,315	6,767,348
Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period	2,671,842	21,651	0	0	0	0	2,671,842	21,651

23 CONTINGENT LIABILITIES
At 30 June 2002 and 30 June 2001 there were no material contingent liabilities in relation to either the company or the consolidated entity.

24 POST BALANCE DATE EVENTS

Except where otherwise stated the financial effect of the following Post Balance Date Events has not been recognized in the financial statements.

I. Share buy back
At 30 June 2002 the Company had entered into a contract with the provisional liquidator of Princeton Economics International, Ltd (in Provisional Liquidation) ("PEI")- a company holding 61,810,271 ordinary shares in Charters Towers Gold Mines Limited. This agreement provides for the company to buy back and cancel the shares held by PEI at a price of 5 cents per share. The total payable being approximately $3.1 million. Subsequent to 30 June 2002 the company reached a replacement agreement with the provisional liquidator of PEI. This agreement provides that, in place of the existing share buy back agreement, the shares held by PEI will be cancelled, an amount of $3.1 million will be added to the company's existing loan with PEI and the full liability of $8.1 million being repaid by 31 March 2003. Interest at an annual rate of 8% per annum is payable monthly on the outstanding balance. It is proposed that repayment of this liability will be funded by the proceeds of share issues, joint venture fees and other forms of finance.

II. Custodian and Responsible Entity of the Brilliant Gold Reef Project
After the end of the financial year certain companies in the Australian Rural Group of companies, the Independent Custodian and Responsible entity of the Brilliant Gold Reef Project, were placed in Voluntary Administration. At the date of signing the financial statements the Custodian did not hold any funds on behalf of either the economic entity or the participants in the Brilliant Gold Reef Project. The Voluntary Administration of the Custodian and Responsible Entity is not expected to have any financial impact on either the economic entity or the Brilliant Gold Reef Project.

III. On 17 October 2002 My Community Corporation Ltd (refer Note 11) was placed in administration. An amount of $35,000 recorded in current receivables (Note 8) due from My Community Corporation Ltd to Charters Towers Gold Mines Ltd has not been written off or provided for in the financial statements as the likely outcome of the administration is not yet known, but is not expected to have a material financial impact on the economic entity. The investment in My Community Corporation Ltd was written off at 30 June 2002.

IV. Since 30 June 2002 a total of 4,521,282 ordinary shares have been subscribed for raising $360,000.

25 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital and finance raising. (refer Note 24(I).)

Director's Declaration

The directors declare that the financial statements and notes set out on pages 15 to 33 are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other Australian mandatory professional reporting requirements;

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

J J Foley

Chairman

23rd October, 2002

M J Lynch

Managing Director

23rd October, 2002

COURT & CO.
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CHARTERS TOWERS GOLD MINES LIMITED

Scope
We have audited the financial report of Charters Towers Gold Mines Limited for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes, and directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion the financial report of Charters Towers Gold Mines Limited is in accordance with:

a the Corporations Act 2001, including:

- **i** giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
- **ii** complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

Inherent Uncertainty Regarding Continuing Operations
Under the terms of repayment, the loan of $5 million by Princeton Economics International Ltd (in provisional liquidation) is due. If new loan terms are executed, and the company can buy back the shares held by Princeton, this loan, and an additional $3.1 million coming from this buy back will be repayable during the year. Please see Note 24 to the financial statements.

The total loan will be repaid from the proceeds of proposed share issues, joint venture fees and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company.

Stuart H. Cameron

Court & Co.
Chartered Accountants

Stuart H Cameron
Partner

Sydney 23 October 2002

PARTNERS
STEPHEN J ROGERS
IAN D STONE
STUART H CAMERON
PAUL W LENTON
ANTHONY KALOGEROU
NEIL R HILLMAN
STEPHEN W DAVIS
DAVID M GALLERY
PETER J COWDROY
ROBERT A McGUINNESS
KIRSTEN TAYLOR-MARTIN
ANDREW HOFFMANN

CONSULTANTS
COLIN SPENCER
A GIFFEN BROWN

LEVEL 29
AUSTRALIA SQUARE
264 GEORGE STREET
SYDNEY NSW 2000

PO BOX H195
AUSTRALIA SQUARE
SYDNEY NSW 1215

DX10156
STOCK EXCHANGE - SYDNEY

TELEPHONE 61 2 9251 4600
FACSIMILE 61 2 9251 7138

courtco@courtsyd.com.au
www.courtsyd.com.au

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

1. SHAREHOLDINGS as at 30th September, 2002

Distribution of members and their holdings:

Number Held	Number of Shareholders Ordinary Shares*
1 – 1,000	1,009
1,001 – 5,000	1,013
5,001 – 10,000	689
10,001 – 100,000	1,550
100,001 and over	329
	4,590

** The number of shareholders holding less than a marketable parcel of $500 was 2,151 based on a market price of 8 cents at 30th September, 2002.*

Twenty largest shareholders

Name	Number of Shares	% of Issued Share Capital
Princeton Economics International, Ltd	61,810,271	18.39
Great Mines Limited	30,484,152	9.07
J J Lynch	16,054,923	4.78
William Jangsing Lee	8,969,980	2.67
Underwriting and Mining Investment Corporation Pty Ltd	8,822,763	2.63
Mr I R McPherson & Mrs A E McPherson	7,208,857	2.15
Mr S J Reynolds & Mrs A M Rees	6,525,925	1.94
Unqwerty Pty Ltd	5,248,218	1.56
Miss Lily Lee	4,911,657	1.46
Rosa and Sons Investments Pty Ltd	4,799,650	1.43
Charters Towers Mines NL	4,764,181	1.42
Share the Dream Pty Ltd	2,968,200	0.88
Saltbush Nominees Pty Ltd	2,122,436	0.63
ANZ Nominees Limited	2,066,695	0.61
Mr Harry Sioros	1,757,314	0.52
Ms Sarah Gochman	1,700,000	0.51
Prime Impact Pty Ltd	1,625,243	0.48
Andwendrod Services Pty Ltd	1,610,000	0.48
Estate Late John Charles Brown	1,550,000	0.46
Mr Malcolm Thom	1,500,000	0.45
	176,500,465	52.52

Substantial shareholders

Shareholders appearing on the Company's register of substantial shareholders as at 30th September, 2002 are as follows:

	Ordinary Shares	
	Number	Percentage
Princeton Economics International, Ltd	61,810,271	18.39
Great Mines Limited	30,484,152	9.07

Voting rights

The voting rights attached to each class of security is set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

2. CORPORATE GOVERNANCE

See page 12 of the Annual Report.

3. OFFICES AND OFFICERS

For corporate directory details of offices and officers refer inside cover of this Annual Report.

4. RESTRICTED SECURITIES

At the time of this report there are 24,625,000 ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING

The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

6.SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST as at 30th September, 2002

The Charters Towers Gold Project is operated solely by Charters Towers Gold Mines Limited. The Company has a 100% interest in the following mining tenements held by the Charters Towers Gold Project:

EPM 8150	MDLA 251	ML 1428	ML 1545	MLA 10200*
EPM 8563	MDLA 252	ML 1429	ML 1548	MLA 10201*
EPM 8564	MDLA 267*	ML 1430*	ML 1585*	MLA 10202
EPM 10593*	ML 1347	ML 1431	ML 1735	MLA 10230
EPM 10861	ML 1348	ML 1432	ML 10005	MLA 10251
EPM 11067	ML 1385	ML 1433	ML 10032*	
EPM 13106	ML 1387	ML 1472	ML 10042*	
EPMA 11658	ML 1398	ML 1488	ML 10093	
EPMA 12085	ML 1407	ML 1490	ML 10193	
MDL 116	ML 1408	ML 1491	ML 10196	
MDL 118	ML 1409	ML 1499	ML 10208	
MDL119	ML 1424*	ML 1521	ML 10222	

ML Mining Lease
MDL Mineral Development Licence
EPM Exploration Permit Minerals
MLA Mining Lease Application
MDLA Mineral Development Licence Application
EPMA Exploration Permit Minerals Application

** Indicates held under Agreement to depth of 300 metres*

Corporate Directory

Directors



Mr John J Foley - CHAIRMAN

Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.



Mr Mark J Lynch - MANAGING DIRECTOR

Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. He has hands-on experience in mine management and mining tenure administration in Queensland. He has lived and worked in Charters Towers. Mr Lynch is a Director of the Queensland Mining Council.



Mr Greg J Barns - DIRECTOR

Mr Barns graduated in law from the Monash University in Melbourne in 1984 and practised at the Victorian Bar from 1986-89. He was a member of the Victorian Bar Council at that time as well as tutoring in law at Melbourne University. Mr Barns has over 10 years' political experience holding such positions as Chief of Staff to the Premier and Finance Minister, as well as Non-Executive Chairman of the Australian Republican Movement. Greg was CEO of the Australian Gold Council (2000-2002) and is an Advisory Board Director of a leading PR company.

Company Secretary



Mrs Roslynn J Shand BA, LLB, FCIS

Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practise as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.



CHARTERS TOWERS GOLD
ACN 060 397 177

19 Lang Pde • PO Box 1909
Milton Q 4064 Australia
Phone: +61 7 3870 8000
Email: info@ctgold.com.au